Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Dreyfus Funds, Inc.:

We have examined management's assertion, included
in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Funds, Inc.
(the "Company"), which is comprised of Dreyfus Mid-Cap
Growth Fund, and Dreyfus Equity Growth Fund
(collectively the "Funds") complied with the requirements
of subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of June 30, 2010
and from April 30, 2010 through June 30, 2010.
Management is responsible for the Funds' compliance
with those requirements.  Our responsibility is to
express an opinion on management's assertion about
the Funds' compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as
of June 30, 2010 and with respect to agreement of
security purchases and sales, for the period from
April 30, 2010 (the date of our last examination)
through June 30, 2010:
1. 	Examination of The Bank of New York Mellon's
	(the "Custodian") security position
	reconciliations for all securities held
	by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
	pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
	held in safekeeping by the Custodian but not
	included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting
	records and the Custodian's records as of June
	30, 2010;
5.	Confirmation of all repurchase agreements with
	brokers/banks and agreement of underlying
	collateral with the custodian's records, and
	where responses were not received, inspection
	of documentation corresponding to subsequent
	cash payments;
6.      Confirmation of pending purchases for the
	Funds as of June 30, 2010 with brokers, and
	where responses were not received, inspection
	of documentation corresponding to subsequent
	cash payments;
7.	Agreement of pending sale activity for the
	Funds as of June 30, 2010 to documentation
	of corresponding subsequent cash receipts;
8.	Agreement of the Company's trade tickets for
	five purchases and five sales or maturities
	for the period April 30, 2010 (the date of
	our last examination) through June 30, 2010,
	to the books and records of the Funds noting
	that they had been accurately recorded and
	subsequently settled;
9.	We reviewed BNY Mellon Global Asset Servicing
	Report on Controls Placed in Operation and Tests
	of Operating Effectiveness ("SAS 70 Report") for
	the period January 1, 2009 through December 31,
	2009 and noted no relevant findings were reported
	in the areas of Asset Custody and Control; and
10.	We inquired of the Custodian who concurred that
	all control policies and procedures detailed in Section III Control Objectives, Controls and
	Tests of Operating Effectiveness of the SAS 70
	Report, have remained in operation and functioned adequately from January 1, 2010 through June 30,
	2010. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from April 30, 2010 through June 30, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors and Shareholders of the Funds
 and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP /s/
New York, New York
September 24, 2010



September 24, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Mid-Cap Growth Fund, and Dreyfus Equity
Growth Fund, each a series of Dreyfus Funds, Inc. (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2010 and from April 30, 2010 through June 30, 2010.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30,
2010 and from April 30, 2010 through June 30, 2010 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Funds, Inc.

Jim Windels
Treasurer